Exhibit 3(i)j

**ARTICLES OF AMENDMENT
TO THE
RESTATED ARTICLES OF INCORPORATION
OF
FLORIDA POWER & LIGHT COMPANY**

These Articles of Amendment to the Restated Articles of Incorporation, as amended, of Florida Power & Light Company were adopted by the Finance Committee of the Board of Directors of Florida Power & Light Company pursuant to the due authorization of the Board of Directors, on July 29, 2003, and no shareholder action was required in accordance with Section 607.0631 of the Florida Business Corporation Act.

I.   The name of the corporation is Florida Power & Light Company.

II.   The reduction in the number of authorized shares is (i) 100,000 shares of 4 1/2% Preferred Stock, par value of $100 per share, (ii) 4,097,500 shares of Preferred Stock, par value of $100 per share, and (iii) 5,000,000 shares of Preferred Stock without par value (No Par Preferred Stock), which shares are itemized under the following series:

100,000 shares of 4 1/2% Preferred Stock, par value of $100 per share;

50,000 shares of 4 1/2% Preferred Stock, Series B, par value of $100 per share;

62,500 shares of 4 1/2% Preferred Stock, Series C, par value of $100 per share;

50,000 shares of 4.32% Preferred Stock, Series D, par value of $100 per share;

50,000 shares of 4.35% Preferred Stock, Series E, par value of $100 per share;

600,000 shares of 7.28% Preferred Stock, Series F, par value of $100 per share;

400,000 shares of 7.40% Preferred Stock, Series G, par value of $100 per share;

485,000 shares of 6.84% Preferred Stock, Series Q, par value of $100 per share;

500,000 shares of 8.625% Preferred Stock, Series R, par value of $100 per share;

750,000 shares of 6.98% Preferred Stock, Series S, par value of $100 per share;

500,000 shares of 7.05% Preferred Stock, Series T, par value of $100 per share;

650,000 shares of 6.75% Preferred Stock, Series U, par value of $100 per share; and

5,000,000 shares of $2.00 No Par Preferred Stock, Series A (Involuntary Liquidation Value $25 per Share).

III.   After giving effect to such reduction of shares, the total number of shares which the corporation is authorized to issue, itemized by class and series, is as follows:

(1)   50,000 shares of 4 1/2% Preferred Stock, Series A, par value of $100 per share;

(2)   10,614,100 shares of Preferred Stock, par value of $100 per share, without serial designation;

(3)   5,000,000 shares of Preferred Stock without par value (No Par Preferred Stock) without serial designation;

(4)   5,000,000 shares of Subordinated Preferred Stock without par value; and

(5)   1,000 shares of Common Stock without par value.

Dated: January 20, 2004

FLORIDA POWER & LIGHT COMPANY

By: /s/ Paul I. Cutler
         Paul I. Cutler
         Treasurer and Assistant Secretary